IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

0001021913
(Registrant CIK Number)

Form 8-K for October 23, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109272
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on this October 23, 2003.

CWABS, INC.

By: [signature]
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2003-S2

ABS New Transaction

Computational Materials

$486,022,562
(Approximate)

CWABS, Inc.
Depositor

ASSET BACKED CERTIFICATES, SERIES 2003-S2

Countrywide HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities. account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet ***Date Prepared: October 22, 2003***

$486,022,562 (APPROXIMATE)

CWABS ASSET-BACKED CERTIFICATES, SERIES 2003-S2

Class	Principal Amount [1]	WAL (Years) Call/Mat [2][3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's)	Last Scheduled Distribution Date	Certificate Type
A-1	$282,496,000	1.00 / 1.00	1-28 / 1-28	AAA/Aaa	December 2018	Floating Rate Senior
A-2	$65,326,000					Fixed Rate Senior
A-3	$24,479,000					Fixed Rate Senior
A-4	$11,657,000					Fixed Rate Senior
A-5	$48,602,000					Fixed Rate NAS Senior
A-IO	$72,903,000[4]					Variable Rate NAS IO
M-1	$24,301,000					Fixed Rate Subordinate
M-2	$17,740,000					Fixed Rate Subordinate
B-1	$11,421,562					Fixed Rate Subordinate
Total:	$486,022,562[5]					

(1) The principal balance of each Class of Certificates is subject to a +/- 10% variance.
(2) The Certificates are priced to call. The fixed rate coupons on the Class A-4, Class A-5, Class M-1, Class M-2 and Class B-1 Certificates each increase by 0.50% after the Clean-up Call date.
(3) Calculated based on an assumed CPR equal to 28%. Actual rates may vary.
(4) The Class A-IO Certificates are notional amount certificates and will accrue interest on their notional balance at an annual rate of (a) 5.00% during the first 12 months, (b) 4.15% from month 13 up to and including month 18, (c) 1.75% from month 19 up to and including month 24 and (d) commencing in the 25th month, and in each month thereafter, 0.00%.
(5) Excludes the notional balance of the Class A-IO Certificates.

Transaction Participants

Trust: Asset-Backed Certificates, Series 2003-S2.

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Seller: Countrywide Home Loans, Inc. (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP an affiliate of the Seller.

Underwriter: Countrywide Securities Corporation (Lead Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Relevant Dates

Expected Closing Date: October [30], 2003.

Sample Pool Calculation Date: October 1, 2003.

Cut-off Date: For each Mortgage Loan delivered to the Trust on the Closing Date, the later of October 1, 2003, or the origination date of such Mortgage Loan.

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates are reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in November 2006

b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 73.20% of the principal balance of the Mortgage Loans for such Distribution Date.

Interest Accrual Period: The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Certificates (other than the Class A-1 Certificates) will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis). The Interest Accrual Period for each Distribution Date with respect to the Class A-1 Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).

Distribution Dates: The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in November 2003.

The Collateral

Mortgage Loans: As of the Sample Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $486,022,563 (the "Sample Pool"), all of which were fixed rate, closed-end, second lien Mortgage Loans (the "***Mortgage Loans***"). It is expected that (a) additional Mortgage Loans may be delivered to the Trust on the Closing Date and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the Trust or may otherwise be deleted from the Sample Pool and therefore may not be delivered to the Trust on the Closing Date. However, it is not expected that the characteristics of the pool of Mortgage Loans delivered to the Trust on the Closing Date will vary materially from the characteristics of the Sample Pool. See the attached collateral descriptions for additional information.

The Certificates

Description of Certificates: The Trust will issue (a) the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 (together, the ***"Class A Certificates"***) and Class A-IO Certificates (together with the Class A Certificates, the ***"Senior Certificates"***), (b) the Class M-1, Class M-2 and Class B-1 Certificates (collectively, the ***"Subordinate Certificates"*** and, together with the Class A Certificates, the ***"Certificates"***) and (c) the Class R Certificates.

Non-Offered Certificates:	The "***Non-Offered Certificates***" solely with respect to these computational materials consist of the Class A-2, Class A-3, Class A-4, Class A-5, Class A-IO, Class M-1, Class M-2, Class B-1 and Class R Certificates.
Federal Tax Status:	It is anticipated that the Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg or Euroclear.
ERISA Eligibility:	The Certificates are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Certificates.
SMMEA Treatment:	The Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Pass-Through Rate:	The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (a) (i) the fixed rate for each Class (other than the Class A-1 and Class A-IO Certificates), subject to a step up in coupon to the extent provided below, or (ii) in the case of the Class A-1 Certificates, one-month LIBOR plus the margin for such Class, or (iii) in the case of the Class A-IO Certificates, the applicable rate set forth in the table on page 3; and (b) the Net Rate Cap.
Net Rate Cap:	The "***Net Rate Cap***" is equal to the weighted average Net Mortgage Rate of the Mortgage Loans, adjusted in the case of the Class A-1 Certificates to an effective rate for the related accrual period reflecting the calculation of interest on the basis of the actual number of days elapsed during such period and a 360-day year.
Net Mortgage Rate:	The "***Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of such Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate.
Basis Risk Carryforward:	On any Payment Date on which the amount of interest received by any Class of Certificates is determined in accordance with clause (b) of the definition of Pass-Through Rate, the excess of: (a) the amount of interest that would have accrued on the Certificates during the related Interest Accrual Period had the rate not been so limited, over (b) the amount of interest accrued on the Certificates during such period at the Net Rate Cap, and the aggregate of any such shortfalls from previous Distribution Dates, together with accrued interest thereon (at the then applicable Pass-Through Rate, excluding the Net Rate Cap for such class of Certificates), will be paid on subsequent Distribution Dates to the extent funds are available therefore.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance as of the Cut-off Date of the Mortgage Loans included in the pool on the Closing Date.
Step-up Coupon (after Optional Termination):	After the earliest date on which the Clean-up Call may be exercised (the "Clean-up Call Date"), the fixed Pass-Through Rates on the Class A-4, Class A-5, Class M-1, Class M-2 and Class B-1 Certificates will each increase by 0.50%.

Pricing Prepayment Speed: The Class A-1 Certificates were priced to 28% CPR.

Advances: The Master Servicer will make cash advances with respect to delinquent payments of principal and interest on the Mortgage Loans to the extent that the Master Servicer reasonably believes that such cash advances will be recoverable from future payments on the related Mortgage Loans.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) first, current and unpaid interest, to the Senior Certificates, *pro rata* based on their respective interest distribution amounts, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, to the Class A Certificates and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as principal to the Class A Certificates and Subordinate Certificates to build or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow, to pay Net Rate Carryover as provided below;
6) To the Class R Certificates, any remaining amounts.

Principal Paydown: Prior to the Stepdown Date, or if a Trigger Event is in effect on such Distribution Date, 100% of principal will be paid to the Class A Certificates (as described under "Class A Principal Distribution" below), provided, however if the Class A Certificates have been retired, principal will be applied sequentially first to the Class M-1 Certificates, second to the Class M-2 Certificates and last to the Class B-1 Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates (as described under "Class A Principal Distribution" below) such that the Class A Certificates will have 26.80% Subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have 16.80% Subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have 9.50% Subordination and last any remaining principal to the Class B-1 Certificates.

Class A Principal Distribution:

Unless the Subordination provided by the Class M-1, Class M-2 and Class B-1 Certificates has been reduced to zero, principal will be distributed to the Class A Certificates in the following order of priority:

1. To the Class A-5 Certificates, their pro-rata share of the principal collections allocable to the Class A Certificates for that period multiplied by the Lockout Percentage described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Sequentially to the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates until their respective principal balances are reduced to zero.

If the balance of the Class A Certificates is equal to, or in excess of, the stated principal balances of the Mortgage Loans, principal will be distributed pro rata among the Class A Certificates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Certificates, as the case may be:

Class	S&P/ Moody's	Credit Enhancement (at Issuance) (1)
Class A	AAA/Aaa	13.40%

(1) Reflects total credit enhancement after O/C has been fully funded; it is expected that there will be little or no Overcollateralization on the Closing Date.

1. Subordination. The Class B-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates, Class M-1 Certificates and Class M-2 Certificates. The Class M-2 Certificates will be subordinate to, and provide credit support for, the Senior Certificates and the Class M-1 Certificates. The Class M-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates.

2. Overcollateralization. The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("*O/C*"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

3. Excess Cashflow. *"Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

Overcollateralization Target:

Prior to the Stepdown Date, the Overcollateralization Target will be equal to 2.40% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "Initial Target").

On or after the Stepdown Date, the Overcollateralization Target will equal 4.80% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event is in effect on the related Distribution Date, the O/C target will be equal to the O/C target on the immediately preceding Distribution Date.

Allocation of Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto and allocated to principal may be less than the principal balance of such Mortgage Loan. In such a case, the amount of such insufficiency will be a ***"Realized Loss."*** Any Realized Losses on the Mortgage Loans not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B-1 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

[Discount Margin Tables and Collateral Tables to follow]

Discount Margin Sensitivity Tables

Class A-1 (Call)

Initial Coupon: 1.270%

CPR %	0.00	20.00	25.00	28.00	30.00	35.00	40.00
DM @ 100-00 (bps) (Actual /360)	15	15	15	15	15	15	15
WAL (yr)	8.91	1.42	1.13	1.00	0.93	0.79	0.68
MDUR (yr)	8.35	1.41	1.13	1.00	0.93	0.79	0.68
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Jun18	May07	Jun06	Feb06	Dec05	Aug05	May05

Class A-1 (Maturity)

Initial Coupon: 1.270%

CPR %	0.00	20.00	25.00	28.00	30.00	35.00	40.00
DM @ 100-00 (bps) (Actual /360)	15	15	15	15	15	15	15
WAL (yr)	8.91	1.42	1.13	1.00	0.93	0.79	0.68
MDUR (yr)	8.35	1.41	1.13	1.00	0.93	0.79	0.68
First Prin Pay	Nov03	Nov03	Nov03	Nov03	Nov03	Nov03	Nov03
Last Prin Pay	Jun18	May07	Jun06	Feb06	Dec05	Aug05	May05

[Collateral Tables to follow]

Fixed $486,022,563

Detailed Report

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	14,143	
Total Outstanding Loan Balance	$486,022,563	
Average Loan Balance	$34,365	$197 to $319,658
WA Mortgage Rate	7.798%	5.125% to 12.000%
Net WAC	7.289%	4.616% to 11.491%
WA Original Term (months)	181	60 to 360
WA Remaining Term (months)	178	51 to 359
WA CLTV	91.20%	6.67% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	714	
Percentage of Pool with Prepayment Penalties at Loan Orig	8.38%	
Percentage of Pool Secured by: 1st Liens	0.00%	
Percentage of Pool Secured by: 2nd Liens	100.00%	

Top 5 States:	Top 5 Prop:	Top 5 Docs:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 28.94%	SFR: 60.91%	ALT DOCS: 41.34%	PURCH: 62.38%	OOC: 98.69%	A: 99.81%	0: 91.62%
TX: 17.37%	PUD: 31.19%	FULL DOC: 30.87%	RFCO: 21.63%	2ND: 0.93%	A-: 0.19%	6: 0.02%
GA: 5.48%	CONDO: 6.98%	SUPERSTREAMLI: 11.51%	REFI: 15.99%	NOO: 0.38%		12: 0.26%
CO: 4.03%	2 FAM: 0.74%	REDUCED: 8.83%				13: 0.02%
VA: 3.90%	HI CONDO: 0.15%	STREAMLI: 6.85%				24: 1.02%
						36: 1.30%
						60: 5.76%

Fixed $486,022,563

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
FIXED 5YR - 2nd	$30,092	2	0.01	$15,046	7.000	9.000	8.045	7.536	52.57	7.43	695	88.8
FIXED 10YR - 2nd	$12,858,766	515	2.65	$24,968	5.750	11.750	7.158	6.649	117.11	2.89	718	80.1
FIXED 15YR - 2nd	$198,906,078	6,795	40.93	$29,272	5.125	11.999	7.508	6.999	176.79	3.21	717	89.9
FIXED 20YR - 2nd	$7,792,894	145	1.60	$53,744	6.625	11.780	9.521	9.012	235.62	4.38	638	97.9
FIXED 25YR - 2nd	$417,324	12	0.09	$34,777	7.125	9.625	8.393	7.884	295.66	4.34	718	93.6
FIXED 30YR - 2nd	$4,637,527	90	0.95	$51,528	6.000	10.500	8.462	7.953	355.81	4.19	700	94.7
FIX30/10 BAL - 2nd	$334,478	7	0.07	$47,783	7.375	9.875	8.370	7.861	114.77	5.23	729	96.4
FIX30/15 BAL - 2nd	$260,814,003	6,574	53.66	$39,674	5.370	12.000	7.985	7.476	176.18	3.82	713	92.5
FIX30/5 BAL - 2nd	$231,401	3	0.05	$77,134	8.125	8.875	8.608	8.099	54.22	5.78	739	97.5
	$486,022,563	**14,143**	**100.00**	**$34,365**	**5.125**	**12.000**	**7.798**	**7.289**	**177.53**	**3.56**	**714**	**91.2**

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
Fixed 60	$261,493	5	0.05	$52,299	7.000	9.000	8.544	8.035	54.03	5.97	734	96.5
Fixed 120	$13,193,244	522	2.71	$25,274	5.750	11.750	7.188	6.679	117.05	2.95	719	80.5
Fixed 180	$459,720,080	13,369	94.59	$34,387	5.125	12.000	7.779	7.270	176.45	3.55	715	91.4
Fixed 240	$7,792,894	145	1.60	$53,744	6.625	11.780	9.521	9.012	235.62	4.38	638	97.9
Fixed 300	$417,324	12	0.09	$34,777	7.125	9.625	8.393	7.884	295.66	4.34	718	93.6
Fixed 360	$4,637,527	90	0.95	$51,528	6.000	10.500	8.462	7.953	355.81	4.19	700	94.7
	$486,022,563	**14,143**	**100.00**	**$34,365**	**5.125**	**12.000**	**7.798**	**7.289**	**177.53**	**3.56**	**714**	**91.2**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
$0 - $25000	100,986,454	5,754	20.78	$17,551	5.370	12.000	7.596	7.087	173.83	3.33	718	90.3
$25000.01 - $50000	214,996,961	6,087	44.24	$35,321	5.125	12.000	7.810	7.301	177.24	3.54	714	92.2
$50000.01 - $75000	$96,274,720	1,602	19.81	$60,097	5.625	11.875	7.998	7.489	179.21	3.64	712	92.5
$75000.01 - $100000	$39,686,158	457	8.17	$86,841	5.375	11.780	8.018	7.509	181.49	3.96	703	90.9
$100000.01 - $ 150000	$23,643,409	194	4.86	$121,873	5.250	11.500	7.755	7.246	180.81	3.65	713	87.0
$150000.01 - $ 200000	$5,170,730	29	1.06	$178,301	6.000	12.000	7.242	6.733	184.55	3.30	728	81.3
$200000.01 - $ 250000	$2,268,538	10	0.47	$226,854	6.000	8.750	7.106	6.597	180.86	4.49	697	74.6
$250000.01 - $ 300000	$2,064,726	7	0.42	$294,961	6.000	7.250	6.516	6.007	175.73	4.27	731	76.0
$300000.01 - $ 350000	$930,866	3	0.19	$310,289	5.625	6.000	5.871	5.362	177.68	2.32	771	73.9
	$486,022,563	**14,143**	**100.00**	**$34,365**	**5.125**	**12.000**	**7.798**	**7.289**	**177.53**	**3.56**	**714**	**91.2**

Fixed $486,022,563

Detailed Report

State													
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
AL	$3,572,106	138	0.73	$25,885	6.000	10.600	8.067	7.558	177.26	3.37	721	94.9
AK	$618,839	18	0.13	$34,380	6.000	10.000	8.120	7.611	177.23	2.77	718	91.3
AZ	$14,579,786	488	3.00	$29,877	5.875	11.500	7.867	7.358	177.35	3.79	712	92.5
AR	$72,034	3	0.01	$24,011	7.125	7.750	7.316	6.807	173.00	7.00	734	93.0
CA	$140,661,089	3,061	28.94	$45,953	5.250	12.000	7.951	7.442	179.78	3.75	710	89.4
CO	$19,579,709	563	4.03	$34,777	5.625	11.000	7.606	7.097	177.37	3.37	713	91.5
CT	$2,259,995	58	0.46	$38,965	6.000	11.450	8.051	7.542	170.86	3.33	697	87.1
DE	$1,290,919	43	0.27	$30,021	6.000	9.750	7.777	7.268	174.63	2.82	713	89.9
DC	$1,005,871	18	0.21	$55,882	6.125	9.875	7.647	7.138	174.85	3.91	705	84.7
FL	$13,254,455	404	2.73	$32,808	6.000	10.990	8.023	7.514	175.53	3.41	706	90.3
GA	$26,642,022	736	5.48	$36,198	5.370	11.500	8.196	7.687	177.78	4.45	711	95.5
HI	$8,463,179	158	1.74	$53,564	6.000	12.000	7.757	7.248	177.24	3.37	735	89.0
ID	$2,895,824	116	0.60	$24,964	6.000	12.000	7.594	7.085	175.23	3.45	719	89.0
IL	$6,672,393	202	1.37	$33,032	5.125	10.950	8.153	7.644	179.12	3.35	711	90.7
IN	$3,945,089	154	0.81	$25,617	6.000	10.950	7.801	7.292	174.00	3.16	717	92.8
IA	$843,266	36	0.17	$23,424	6.000	10.250	8.164	7.655	168.23	2.90	725	91.2
KS	$372,438	11	0.08	$33,858	6.875	10.550	8.106	7.597	206.79	3.90	690	92.8
KY	$1,292,781	53	0.27	$24,392	6.000	9.875	7.806	7.297	174.39	2.71	732	95.0
LA	$2,048,567	70	0.42	$29,265	6.000	9.500	8.040	7.531	179.04	3.10	705	88.1
ME	$400,081	15	0.08	$26,672	6.000	9.750	8.037	7.528	183.58	3.11	694	90.3
MD	$16,672,605	420	3.43	$39,697	5.750	11.780	7.884	7.375	177.01	3.78	708	91.5
MA	$6,853,266	169	1.41	$40,552	5.695	9.950	7.759	7.250	177.86	3.44	715	86.0
MI	$8,153,044	282	1.68	$28,912	6.000	11.950	8.745	8.236	173.99	3.55	690	90.3
MN	$3,964,862	100	0.82	$39,649	6.000	10.340	7.934	7.425	176.06	3.35	709	91.5
MS	$765,260	35	0.16	$21,865	6.500	9.990	8.161	7.652	174.01	3.01	719	93.3
MO	$3,258,510	136	0.67	$23,960	6.000	11.550	8.330	7.821	176.32	3.25	712	93.4
MT	$626,169	27	0.13	$23,191	6.500	8.875	8.011	7.502	173.42	3.13	718	91.0
NE	$895,666	24	0.18	$37,319	6.000	9.000	7.197	6.688	173.97	4.10	730	83.1
NV	$6,939,231	197	1.43	$35,225	6.000	11.375	7.992	7.483	176.13	3.33	712	93.0
NH	$1,390,794	40	0.29	$34,770	6.000	9.850	8.084	7.575	175.31	3.41	711	91.1
NJ	$9,138,835	243	1.88	$37,608	5.625	11.950	7.651	7.142	175.45	3.35	700	87.6
NM	$3,135,574	111	0.65	$28,248	6.000	10.375	7.657	7.148	175.97	2.98	718	88.9
NY	$8,543,401	224	1.76	$38,140	6.000	11.500	7.563	7.054	175.72	3.17	708	83.8
NC	$4,372,368	142	0.90	$30,791	5.625	11.999	8.135	7.626	174.39	4.00	711	93.4
ND	$47,613	2	0.01	$23,806	6.500	8.070	7.092	6.583	177.00	3.00	742	80.9
OH	$5,948,764	222	1.22	$26,796	5.375	10.360	7.859	7.350	174.18	2.94	716	93.0
OK	$2,516,935	108	0.52	$23,305	6.000	9.750	7.908	7.399	168.55	3.13	719	91.7
OR	$13,234,520	444	2.72	$29,807	6.000	11.000	7.882	7.373	176.59	3.78	718	92.7
PA	$7,675,221	276	1.58	$27,809	6.000	11.750	7.850	7.341	179.36	3.10	717	90.5
RI	$647,471	23	0.13	$28,151	6.000	9.370	7.687	7.178	174.53	2.95	698	87.6
SC	$1,496,709	42	0.31	$35,636	6.000	10.625	7.867	7.358	193.59	3.51	702	91.6
SD	$198,531	6	0.04	$33,088	6.250	10.375	7.146	6.637	173.38	1.60	718	84.4
TN	$3,527,745	127	0.73	$27,778	6.000	9.990	7.640	7.131	178.12	2.95	714	94.1

Fixed $486,022,563

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
TX	$84,419,993	3,247	17.37	$25,999	5.375	11.500	7.173	6.664	177.08	3.21	724	93.7
UT	$4,042,951	136	0.83	$29,728	6.000	9.875	7.925	7.416	174.71	3.78	715	91.2
VT	$159,114	5	0.03	$31,823	6.000	11.350	7.979	7.470	170.21	3.08	685	87.0
VA	$18,937,272	463	3.90	$40,901	5.750	11.450	7.705	7.196	174.79	3.84	712	92.0
WA	$15,332,392	436	3.15	$35,166	6.000	11.125	8.148	7.639	178.04	3.51	712	92.3
WV	$529,708	24	0.11	$22,071	6.000	11.350	8.191	7.682	153.92	3.02	714	91.1
WI	$1,859,756	74	0.38	$25,132	6.000	11.000	7.922	7.413	171.19	2.89	708	88.6
WY	$267,839	13	0.06	$20,603	6.000	9.000	8.025	7.516	162.64	3.67	703	85.9
	$486,022,563	14,143	100.00	$34,365	5.125	12.000	7.798	7.289	177.53	3.56	714	91.2

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
50.00 or Less	$4,627,071	112	0.95	$41,313	6.000	11.375	6.674	6.165	166.00	3.57	732	37.9
50.01-55.00	$2,240,095	57	0.46	$39,300	5.875	9.450	6.728	6.219	169.82	3.81	730	52.7
55.01-60.00	$3,122,915	76	0.64	$41,091	6.000	9.990	6.793	6.284	171.96	3.30	709	57.5
60.01-65.00	$3,593,637	89	0.74	$40,378	5.250	9.250	6.507	5.998	165.98	3.20	712	62.5
65.01-70.00	$7,068,026	157	1.45	$45,019	6.000	9.500	6.826	6.317	171.45	3.55	713	68.1
70.01-75.00	$7,918,825	191	1.63	$41,460	5.625	10.450	6.726	6.217	171.57	3.10	713	72.5
75.01-80.00	$22,880,387	489	4.71	$46,790	5.375	11.000	6.877	6.368	172.87	3.52	709	78.6
80.01-85.00	$19,341,714	741	3.98	$26,102	5.600	11.950	7.621	7.112	174.22	3.74	704	83.2
85.01-90.00	$135,648,608	4,678	27.91	$28,997	5.125	12.000	7.679	7.170	176.26	3.54	708	89.2
90.01-95.00	$147,019,055	4,168	30.25	$35,273	5.370	11.550	7.752	7.243	177.19	3.53	721	94.4
95.01-100.00	$132,562,230	3,385	27.27	$39,162	6.000	12.000	8.388	7.879	182.15	3.63	712	99.5
	$486,022,563	14,143	100.00	$34,365	5.125	12.000	7.798	7.289	177.53	3.56	714	91.2

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
5.001 - 5.500	$316,067	6	0.07	$52,678	5.125	5.500	5.301	4.792	177.74	2.26	748	76.9
5.501 - 6.000	$19,529,254	537	4.02	$36,367	5.600	6.000	5.976	5.467	169.45	2.50	730	74.8
6.001 - 6.500	$33,728,806	948	6.94	$35,579	6.020	6.500	6.340	5.831	173.49	3.01	727	82.2
6.501 - 7.000	$61,305,888	2,018	12.61	$30,380	6.520	7.000	6.846	6.337	175.75	3.27	728	88.9
7.001 - 7.500	$98,885,124	3,198	20.35	$30,921	7.020	7.500	7.336	6.827	177.23	3.30	725	91.4
7.501 - 8.000	$92,698,892	2,776	19.07	$33,393	7.520	8.000	7.814	7.305	176.44	3.51	714	92.6
8.001 - 8.500	$77,894,671	2,073	16.03	$37,576	8.020	8.500	8.312	7.803	176.76	3.87	714	94.2
8.501 - 9.000	$53,837,034	1,418	11.08	$37,967	8.520	9.000	8.801	8.292	179.47	3.97	699	95.2
9.001 - 9.500	$21,657,672	542	4.46	$39,959	9.010	9.500	9.294	8.785	184.96	4.25	681	94.6
9.501 - 10.000	$15,914,839	374	3.27	$42,553	9.525	10.000	9.820	9.311	194.56	4.60	659	95.6

Fixed $486,022,563

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
10.001 - 10.500	$5,621,952	134	1.16	$41,955	10.025	10.500	10.311	9.802	186.21	4.11	671	94.7
10.501 - 11.000	$2,511,774	64	0.52	$39,246	10.550	11.000	10.803	10.294	179.64	4.48	662	95.6
11.001 - 11.500	$1,602,950	44	0.33	$36,431	11.010	11.500	11.371	10.862	177.19	4.88	645	90.7
11.501 - 12.000	$517,639	11	0.11	$47,058	11.550	12.000	11.911	11.402	185.86	5.74	643	93.0
	$486,022,563	14,143	100.00	$34,365	5.125	12.000	7.798	7.289	177.53	3.56	714	91.2

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
SFR	$296,023,938	8,637	60.91	$34,274	5.125	12.000	7.873	7.364	177.69	3.54	711	90.3
PUD	$151,599,168	4,351	31.19	$34,842	5.375	11.500	7.622	7.113	177.13	3.59	717	92.6
CONDO	$33,948,318	1,045	6.98	$32,486	5.625	11.950	7.944	7.435	177.39	3.60	725	93.2
2 FAM	$3,584,152	79	0.74	$45,369	6.000	11.250	7.612	7.103	182.82	3.75	712	85.3
HI CONDO	$731,312	26	0.15	$28,127	6.750	9.750	8.008	7.499	176.61	3.39	716	88.1
4 FAM	$70,077	3	0.01	$23,359	7.050	8.700	7.816	7.307	175.47	4.53	701	88.4
PUDA	$41,444	1	0.01	$41,444	9.990	9.990	9.990	9.481	177.00	3.00	616	100.0
TOWN HM	$24,155	1	0.00	$24,155	8.375	8.375	8.375	7.866	177.00	3.00	663	85.0
	$486,022,563	14,143	100.00	$34,365	5.125	12.000	7.798	7.289	177.53	3.56	714	91.2

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
PURCH	$303,183,577	8,759	62.38	$34,614	5.500	12.000	7.834	7.325	178.81	3.57	721	94.4
RFCO	$105,110,142	3,109	21.63	$33,808	5.250	12.000	7.800	7.291	176.23	3.32	697	85.8
REFI	$77,728,844	2,275	15.99	$34,167	5.125	12.000	7.658	7.149	174.31	3.84	708	85.9
	$486,022,563	14,143	100.00	$34,365	5.125	12.000	7.798	7.289	177.53	3.56	714	91.2

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
OOC	$479,661,116	13,925	98.69	$34,446	5.125	12.000	7.801	7.292	177.55	3.56	713	91.3
2ND HM	$4,517,827	159	0.93	$28,414	6.000	11.500	7.608	7.099	175.79	3.46	743	88.6
NOO	$1,843,619	59	0.38	$31,248	6.000	11.875	7.469	6.960	175.67	3.60	725	78.5
	$486,022,563	14,143	100.00	$34,365	5.125	12.000	7.798	7.289	177.53	3.56	714	91.2

Fixed $486,022,563

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
1 - 120	$13,454,737	527	2.77	$25,531	5.750	11.750	7.215	6.706	115.82	3.01	719	80.8
121 - 180	$459,720,080	13,369	94.59	$34,387	5.125	12.000	7.779	7.270	176.45	3.55	715	91.4
181 - 300	$8,210,217	157	1.69	$52,294	6.625	11.780	9.463	8.954	238.67	4.38	642	97.7
301 - 360	$4,637,527	90	0.95	$51,528	6.000	10.500	8.462	7.953	355.81	4.19	700	94.7
	$486,022,563	14,143	100.00	$34,365	5.125	12.000	7.798	7.289	177.53	3.56	714	91.2

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
ALT DOCS	$200,899,531	5,962	41.34	$33,697	5.600	12.000	7.859	7.350	176.54	3.68	709	92.4
FULL DOC	$150,038,877	3,841	30.87	$39,062	5.370	12.000	7.890	7.381	179.79	3.95	703	91.6
SUPERSTREAMLI	$55,943,952	2,194	11.51	$25,499	5.125	9.250	7.262	6.753	174.25	2.70	744	88.9
REDUCED	$42,914,353	973	8.83	$44,105	5.375	12.000	8.049	7.540	179.84	3.28	723	88.8
STREAMLI	$33,310,176	1,114	6.85	$29,901	5.250	11.250	7.407	6.898	172.76	2.92	731	88.5
STATED	$2,883,290	57	0.59	$50,584	7.750	11.780	9.943	9.434	213.40	3.11	643	98.9
SIMPLE	$32,384	2	0.01	$16,192	11.250	11.500	11.406	10.897	148.28	9.13	606	95.0
	$486,022,563	14,143	100.00	$34,365	5.125	12.000	7.798	7.289	177.53	3.56	714	91.2

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA. FICO	ORIG CLTV
821 or Greater	$989,263	31	0.20	$31,912	6.000	9.000	6.874	6.365	172.90	2.70	829	75.4
801 - 820	$6,605,110	216	1.36	$30,579	6.000	9.875	7.364	6.855	173.80	3.33	807	89.2
781 - 800	$25,565,680	803	5.26	$31,838	5.375	11.500	7.375	6.866	175.07	3.27	789	89.9
761 - 780	$49,875,407	1,546	10.26	$32,261	5.750	10.500	7.494	6.985	176.01	3.45	770	91.5
741 - 760	$63,771,366	1,931	13.12	$33,025	5.250	10.750	7.488	6.979	176.13	3.41	750	91.3
721 - 740	$71,073,214	2,026	14.62	$35,081	5.125	10.875	7.583	7.074	176.60	3.59	731	91.8
701 - 720	$70,756,533	2,065	14.56	$34,265	5.625	11.875	7.706	7.197	176.92	3.52	710	91.9
681 - 700	$74,804,109	2,074	15.39	$36,068	5.600	11.500	7.798	7.289	177.34	3.62	691	91.2
661 - 680	$60,856,079	1,692	12.52	$35,967	5.370	12.000	8.177	7.668	178.32	3.64	670	93.2
641 - 660	$37,511,580	1,097	7.72	$34,195	5.625	11.550	8.376	7.867	180.36	3.68	651	88.1
621 - 640	$19,955,289	579	4.11	$34,465	5.750	12.000	8.765	8.256	179.59	3.85	631	87.1
601 - 620	$4,258,932	83	0.88	$51,312	6.750	11.500	9.521	9.012	221.21	4.67	610	96.9
	$486,022,563	14,143	100.00	$34,365	5.125	12.000	7.798	7.289	177.53	3.56	714	91.2

Fixed $486,022,563

Detailed Report

Grade												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
A	$485,078,149	14,113	99.81	$34,371	5.125	12.000	7.797	7.288	177.54	3.56	714	91.2
A-	$944,413	30	0.19	$31,480	6.000	9.990	8.273	7.764	173.71	3.17	640	83.9
	$486,022,563	**14,143**	**100.00**	**$34,365**	**5.125**	**12.000**	**7.798**	**7.289**	**177.53**	**3.56**	**714**	**91.2**

Collateral Grouped by Prepayment Penalty Months												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	WA FICO	ORIG CLTV
0	$445,288,259	12,987	91.62	$34,287	5.125	12.000	7.763	7.254	177.03	3.59	715	91.3
6	$88,855	3	0.02	$29,618	8.250	11.875	10.717	10.208	188.17	4.57	709	91.4
12	$1,241,003	25	0.26	$49,640	6.000	11.500	9.340	8.831	185.54	3.83	688	94.7
13	$97,406	1	0.02	$97,406	9.625	9.625	9.625	9.116	177.00	3.00	644	90.0
24	$4,966,802	89	1.02	$55,807	8.250	11.780	9.796	9.287	227.06	4.49	621	99.2
36	$6,342,477	132	1.30	$48,049	6.000	11.250	8.865	8.356	193.50	3.69	670	92.3
60	$27,997,760	906	5.76	$30,903	5.375	10.375	7.675	7.166	172.76	2.83	715	88.1
	$486,022,563	**14,143**	**100.00**	**$34,365**	**5.125**	**12.000**	**7.798**	**7.289**	**177.53**	**3.56**	**714**	**91.2**